EDGAR CORRESPONDENCE
December 8, 2009
Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Kim Browning
Re: Davis New York Venture Fund, Inc. Securities Act of 1933, File No. 2-29858, and Investment Company Act of 1940, File No. 811-1701.
Dear Ms. Browning:
You have asked the Davis New York Venture Fund, Inc. (“Registrant”) to file a correspondence letter reflecting the Registrant’s responses to SEC oral comments regarding Davis International Fund’s (an authorized series of the Registrant) post-effective amendment number 89 filed on Edgar on October 9, 2009. SEC comments are in bold, Registrant’s responses immediately follow.

Davis International Fund’s Class ABC Prospectus and Class Y Prospectus:
(1) In describing the Fund’s principal investment strategy:
(a) Disclosure states that “...the Fund’s investment adviser uses the Davis Investment Discipline to invest the majority of the Fund’s assets in equity securities issued by foreign companies.”
Briefly describe “equity securities”.
Agreed. The Registrant has re-written its “Company risk” principal risk disclosure as follows:
“Company risk. Equity securities represent ownership positions in companies. These securities may include, without limitation, common stocks, preferred stocks and securities with equity conversion or purchase rights. The prices of equity securities fluctuate based on changes in the financial condition of their issuers and on market and economic conditions. Events that have a negative impact on a business probably will be reflected in a decline in the price of its equity securities. Furthermore, when the total value of the stock market declines, most equity securities, even those issued by strong companies, likely will decline in value.”
(b) Disclosure states that “The Fund can invest, without limit, in foreign securities...” Please restate this sentence to say “The Fund can invest, without limit, in foreign equity securities...”
Agreed.
(c) Disclosure states that “Companies with market capitalization of under $1 billion are considered small-capitalization, companies with greater than $1 billion but less than $5 billion are considered mid-capitalization, and companies with market capitalization over $5 billion are considered large capitalization.”
What is the basis for defining small-, mid-, and large-capitalizations? If it is the Adviser’s opinion, please state so.
The capitalization reflects the Adviser’s opinion in managing its international strategy. We agree to amend the disclosure as requested.
(d) Disclosure states that “As a fundamental policy, during normal market conditions, the Fund will invest in at least three countries outside of the United States. Typically the Fund makes investments in a number of different countries.”
It is SEC policy to require that, during normal market conditions, the Fund will invest 40% or more, unless market conditions are not deemed favorable by the Adviser, in which case the Fund would invest at least 30%, of its assets in countries outside of the United States. Please amend the Fund’s disclosure to reflect this SEC policy.

Agreed. Disclosure has been rewritten as follows:
“The Fund can invest, without limit, in foreign equity securities and can invest in any country, including countries with developed or emerging markets. Throughout its history, the Fund has invested a substantial portion of its assets in foreign equity securities. Under normal circumstances, the Fund anticipates it will continue to allocate a substantial amount (40% or more, unless market conditions are not deemed favorable by the Adviser, in which case the Fund would invest at least 30%), of its total assets in foreign equity securities. For temporary defensive purposes the Fund may deviate substantially from the allocation described above.”
(e) Disclosure states that “Equity securities are issued by both domestic and foreign companies. Sometimes a company may be classified as either “domestic” or “foreign” depending upon which factors are considered most important for a given company. Factors which Davis Advisors considers include: (1) whether the company is organized under the laws of the United States or a foreign country; (2) whether the company’s securities are principally traded in securities markets outside of the United States; (3) where the company earns the majority of its revenues or profits; and (4) where the company’s assets are located.”
Please state what the controlling factor is, e.g. where the company’s securities are principally traded.
The Registrant does not believe it is either practical or desirable to establish a single factor as determinative. Individual companies must be considered on a case-by-case basis. Judgment is required. The Adviser’s classifications are generally consistent with those of the MSCI Country of Risk analysis.
(f) Does the Registrant invest in ADRs and GDRs as a principal investment strategy? If so, add a description of ADRs and GDRs.
The Fund invests principally in equity securities (generally common stock) issued by the underlying company. However, the Fund may make substantial investments in ADRs or GDRs where that is more advantageous to the Fund. The Fund will expand its disclosure to add:
“Investments in foreign securities may be made through the purchase of individual securities on recognized exchanges and developed over-the-counter markets, through American Depository Receipts (“ADRs”) or Global Depository Receipts (“GDRs”) covering such securities. For a more complete description of ADRs and GDRs see the Statement of Additional Information.”

(2) In the Operating Expense table the Registrant describes a fee waiver agreement:
(a) Has this agreement been filed on Edgar?
An agreement to waive and reimburse expenses for Davis International Fund Class A,B, and C shares was filed on Edgar as Exhibit 23(h)(4) of Registrant’s registration statement 2-29858, on September 28, 2006.
An amended agreement to waive and reimburse expenses for Davis International Fund to add Class Y shares will be filed on Edgar as Exhibit 23(h)(5) of Registrant’s registration statement 2-29858, as part of a 485(b) filing reflecting these SEC comments. Class Y shares were not covered in the earlier waiver agreement because (i) no Class Y shares have been issued or sold, (ii) Class Y shares have not yet begun operations and (iii) Class Y shares were not covered by previous SEC registration statements.
(b) Does the expense waiver include any exceptions, e.g. for extraordinary expenses?
No.
(c) Is the effective rate of the advisory fee the same for each class of shares before and after the expense waiver?
Yes. Davis International Fund pays Davis Advisors a flat fee of 0.55%. The expense waiver agreement caps total expenses at: Class A 1.30%, Class B 2.30%, Class C 2.30% and Class Y 1.05%. The differences in total fees reflect differences attributable to the class of shares, e.g. Rule 12b-1 distribution fees, custody fees, transfer agent fees, etc.
(d) The footnote below the expense table notes that expenses are capped until March 1, 2011, after that date there is no assurance that expenses will be capped. Please add disclosure that the expense cap cannot be terminated prior to March 1, 2011 without the consent of the board of directors.
Agreed.
(3) The section entitled, “When Transactions Are Processed” includes the following disclosure:
“For your transaction to be counted on the day you place your order with your broker-dealer or other financial institution, it must:
•	Receive your order before 4 p.m. Eastern time; and

•	Promptly transmit the order to State Street Bank and Trust”
Please eliminate the second bullet point as a requirement.
Agreed.

Davis International Fund’s Statement of Additional Information
(1) Please distinguish more clearly between “Principal Investment Strategies” and “Additional Investment Strategies”.
Agreed. The statement of additional information table of contents has been amended to list:
“Additional Information About the Fund’s Principal Investment Strategies” and
“Other Investment Strategies Which the Fund May Use.”
The disclosure in the statement of additional information has been rearranged to reflect this amendment.
(2) Non-fundamental investment policy number 2 regarding Illiquid Securities states that “The Fund may not purchase illiquid securities if more than 15% of the value of the Fund’s net assets would be invested in such securities.” Please change “may not purchase” to “may not purchase or hold”.
Agreed.
(3) Non-fundamental investment policy number 3 regarding High Yield High Risk Securities states that the Fund will not invest more than 35% of its assets in such securities. Is this a principal investment strategy? Please add the term “Junk Bonds”.
Investing in high yield high risk securities is not a principal investment strategy and disclosure will be amended to provide that the Fund will not purchase such securities if over 20% of assets would be invested in high yield high risk securities.
Registrant notes that the term junk bonds is used in the section entitled “High Yield High Risk Debt Securities.” The Registrant will also add the term “Junk Bond” to the non-fundamental investment restriction disclosure.
(4) Non-fundamental investment policy number 5 regarding borrowing states that “The Fund will not borrow in excess of 35% of net assets.” Please change this to 33 1/3rd
Agreed.

Tandy Representations
Davis New York Venture Fund, Inc. acknowledges that
1. The Fund is responsible for the accuracy and adequacy of the disclosures in the Fund’s filings;
2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Fund filings or in response to staff comments on Fund filings.
Please call the undersigned at 520/434-3771 with any comments or questions.
Respectfully,

/s/ Thomas Tays
Thomas Tays
Vice President & Secretary